SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CELLSTAR CORPORATION

(Name of Subject Company (Issuer))

CELLSTAR CORPORATION

(Name of Filing Person (Issuer))

OPTIONS TO PURCHASE COMMON STOCK,

PAR VALUE $0.01 PER SHARE,

ISSUED UNDER THE CELLSTAR CORPORATION

1993 AMENDED AND RESTATED LONG-TERM INCENTIVE PLAN

(Title of Class of Securities)

ELAINE FLUD RODRIGUEZ

SENIOR VICE PRESIDENT, GENERAL COUNSEL, AND SECRETARY

CELLSTAR CORPORATION

1730 BRIERCROFT COURT

CARROLLTON, TEXAS 75006

TELEPHONE: 972-466-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

COPY TO:

WILLIAM R. HAYS, III

HAYNES AND BOONE, LLP

901 MAIN STREET, SUITE 3100

DALLAS, TEXAS 75202

214-651-5000

CALCULATION OF FILING FEE*

TRANSACTION VALUATION	AMOUNT OF FILING FEE

Not Applicable	Not Applicable

*    No filing fee is required because this filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable	Filing party:	Not applicable

Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

CellStar Corporation has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, CellStar Corporation will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of CellStar Corporation who are option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when these become available as they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of CellStar Corporation who are option holders. Additional copies of these documents may be obtained without charge by employees of CellStar Corporation who are option holders by contacting the person specified in these documents when they become available.

ITEM 12.    EXHIBITS.

EXHIBIT NO.	DESCRIPTION

1

Excerpt from Amendment No. 1 to the Preliminary Proxy Statement for the 2002 Annual Meeting of Stockholders of CellStar Corporation, filed with the Securities and Exchange Commission on April 21, 2003.

INDEX TO EXHIBITS

1	Excerpt from Amendment No. 1 to the Preliminary Proxy Statement for the 2002 Annual Meeting of Stockholders of CellStar Corporation, filed with the Securities and Exchange Commission on April 21, 2003. (1)

2	Transcript of e-mail to employees on March 14, 2003. (2)

(1)	Filed herewith.

(2)	Previously filed as an exhibit to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities Exchange Commission on March 14, 2003.